September 16, 2011

BY EDGAR

Mr. Jeffrey Jaramillo

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orthofix International N.V.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 3, 2011

SEC File No. 000-19961

Dear Mr. Jaramillo:

Set forth below are the responses of Orthofix International N.V. (the “Company”) to the staff’s follow-up letter of comment, dated August 25, 2011 (the “Comment Letter”), relating to disclosures in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”). For convenience of reference, each paragraph below is numbered to correspond to the numbered comment set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements, page F-10

Contingencies, page F-30

1.	We note from your response to our prior comment 2 that reimbursement claim are recorded as an escrow receivable within other current assets. Also, based on your

Mr. Jeffrey Jaramillo

September 16, 2011

response it appears that you do not currently expect the Equityholders’ Representative to consent to release of these amounts from the escrow fund until a final resolution of the respective matter is reached, nor do you expect to seek any further recourse under the agreement to recover these amounts unless and until such resolution occurs. In this regard, at December 31, 2010, March 31, 2011, and June 30, 2011, please address the following:

•	Tell us your determination as to a reasonably expected time frame for resolution underlying each claim where you have recorded amounts as escrow receivables,

•	The basis and assumptions made to reach this determination,

•

How this determination of time to resolve such claims supports your current classification as a current asset, rather than as a long-term asset. Please provide us with the specific authoritative accounting literature used by you to support such current asset classification, and

•	Tell us where in your balance sheet the accrual liabilities associated with these claims that have been submitted for reimbursement are classified.

Response:

As discussed in the Company’s previous response, the Company submitted separate claim notices for indemnification on September 17, 2007 and September 18, 2008. Each of these notices included claims for subsequent legal expenses and losses that may be realized. Amounts included in the escrow receivable consist primarily of incurred legal expenses related to the subpoenas issued by the Department of Health and Human Services, Office of the Inspector General (“OIG”), under the authority of the federal healthcare, anti-kickback, and false claims statutes, and the two related qui tam matters (U.S. ex rel. Thomas v. Chan and U.S. ex rel. Hutcheson and Brown v. Blackstone).

While there can be no assurance that these investigative and litigation matters will be resolved through a voluntary settlement, it is the Company’s belief that such matters are likely to be resolved substantially in tandem. This is because many of the factual matters are interrelated. The Company further believes that potential damages or fines imposed as part of any resolution are also subject to indemnification under the Blackstone Merger Agreement. As a result, a voluntary settlement with the government and the qui tam relators is likely to be made in

Mr. Jeffrey Jaramillo

September 16, 2011

connection with a settlement with the Equityholders’ Representative regarding the underlying escrow claims. That is, the Company may be unwilling to agree to certain settlement terms with the government and the qui tam relators if there is uncertainty as to whether the Company would be reimbursed under the escrow agreement.

The Company initially recorded the escrow receivable in March 2008. On December 5, 2008, the Company obtained a copy of the qui tam: U.S. ex rel. Hutcheson and Brown v. Blackstone (“Hutcheson”). The receipt of this qui tam complaint, because it related to matters connected to the government investigation and U.S. ex rel. Thomas v. Chan matter (“Thomas”), caused the resolution of the government investigation and the Thomas case to be delayed. These resolutions were further delayed by several subsequent events. During the following months in 2009, the Company held meetings with the government on several occasions to discuss the status of its investigation and the underlying qui tam matters. Also during this period, the Company determined that a motion to dismiss the Hutcheson matter was warranted and through counsel filed such motion with the United States District Court for the District of Massachusetts. In March 2010, this motion to dismiss was granted by the District Court. In April 2010, a notice of appeal in the United States Court of Appeals for the First Circuit was filed in the Hutcheson case, which led to mediation occurring in July 2010. As the parties failed to reach a resolution through mediation, briefs and other materials were filed with the court of appeals from August through December 2010. During this same time period, the Company held several meetings with the government regarding its investigation and remained in regular contact with counsel to the Equityholders’ Representative.

As of December 31, 2010 and March 3, 2011, the date the Company’s Form 10-K was filed, the Hutcheson matter remained pending appeal, and the Company remained in regular contact with the government and Thomas relators. At the end of January 2011, the Company reached a tentative settlement with the Thomas relators, subject to approval by the federal government and the State of Arkansas. As of each of these dates, the Company believed that resolution of the government investigation and the two qui tam matters (including resolution of each underlying escrow claim) was likely to occur within the following twelve months. The Company’s belief was based on the status of prior discussions with the government and counsel to the qui tam relators, and the Company’s belief that imminent resolution of the appeal regarding the dismissal order in the Hutcheson case, whether favorable or unfavorable to the Company, would provide additional clarity for all parties such that more advanced settlement discussions could occur during the following several fiscal quarters, and that the federal government and the State of Arkansas would approve the Thomas settlement.

Because of a variety of technical issues raised by the federal government, finalizing the Thomas settlement has taken longer than expected. However, within the last several weeks, the

Mr. Jeffrey Jaramillo

September 16, 2011

Company believes that the federal government has achieved the technical changes that it requested. The State of Arkansas is reviewing the final release agreement. As a result, the Company believes that the final settlement will be agreed upon in the next several weeks.

In April 2011, oral arguments were held in the United States Court of Appeals for the First Circuit in the Hutcheson case. As of March 31, 2011 and May 10, 2011, the date the Company’s Form 10-Q was filed, the Company continued to believe that resolution of each of these matters (including resolution of each underlying escrow claim) was likely to occur within the following twelve months (for the same reasons stated in the immediately preceding paragraph).

On June 1, 2011, the United States Court of Appeals for the First Circuit reversed the district court’s decision and remanded for further proceedings, and the Hutcheson case was again pending in the United States District Court for the District of Massachusetts. During June and July 2011, the Company, the government, and the Hutcheson qui tam relators continued to meet in efforts to resolve the case. As of June 30, 2011 and August 5, 2011, the date the Company’s Form 10-Q was filed, the Company, despite the First Circuit’s reversal on June 1, 2011, continued to believe that resolution of each of these matters (including resolution of each underlying escrow claim) was likely to occur within the following twelve months. As before, the Company’s belief was based on the status of prior discussions with the government and counsel to the qui tam relators (including meetings occurring after June 1, 2011), and the Company’s belief that resolution of the appeal provided additional clarity for all parties such that more advanced settlement discussions could occur during the following several fiscal quarters.

ASC 210-45 Other Presentation Matters provides guidance on classification of current assets. In assessing classification of the escrow receivable, we reference ASC 210-45-1 (d), which states current assets generally include receivables from officers, employees, affiliates, and others, if collectible in the ordinary course of business within a year. As described above, at the time of each reporting period, the Company believed that reimbursement of the claims that comprise the escrow receivable would occur within 12 months.

As previously mentioned, amounts recorded in the escrow receivable primarily represent claims for legal services incurred in connection with the government investigation and the Thomas and Hutcheson matters. Such services are typically invoiced on a monthly basis and paid upon receipt. Upon payment for these legal services, the Company recognizes a corresponding escrow receivable. There is no accrual of liabilities on the balance sheet associated with these claims as cash has been disbursed.

Mr. Jeffrey Jaramillo

September 16, 2011

Although payment for legal services are paid timely, at each balance sheet date there are amounts recorded in “Other current liabilities” which represent future claims to the escrow receivable. These accrued amounts are based on legal services performed on or prior to the balance sheet date for which invoices have not yet been received. These accrual amounts were $40,107, $76,560 and $71,225 as of December 31, 2010, March 31, 2011 and June 30, 2011, respectively. All of these amounts have been subsequently paid and recognized as an escrow receivable. There are no amounts within the escrow receivable that represent an accrual for loss provisions.

Based on the guidance in ASC 210-45, the Company’s legal and contractual right to such claims, and the facts and circumstance at the time of reporting that caused the Company to believe collection would occur within 12 months, the Company believes that current classification was and continues to be appropriate. The Company further noted that current classification is consistent with the fact such receivable reflect claims for cash paid rather than long term loss provisions.

Mr. Jeffrey Jaramillo

September 16, 2011

2.	We note from your response to our comment 4 that on February 14, 2011 you presented to the Boston USAO a general resolution scenario, as well as a framework for analysis used to develop the scenario. We note that on March 3, 2011 you filed the 2010 Form 10-K and at that time based on the facts and circumstances then available (including the present status of discussions with Boston USAO) you did not believe that a reasonable estimate of possible loss, or range of possible loss, could be made. Please tell us if the general resolution scenario presented on February 14, 2011 to the Boston USAO included a resolution for both the civil qui tam action and the pending Boston USAO investigation. Additionally, tell us whether the resolution scenario included economic and quantitative terms. If so, please provide us with those economic and quantitative terms.

3.	To help us better understand the factors that prevented you from disclosing an estimate of reasonably possible loss or range of loss for the HIPAA subpoena and the Bierman qui tam compliant in this filing, please explain to us how the information you gathered and used as the basis for the general resolution scenario that was presented to the Boston USAO on February 14, 2011, as well as the knowledge gained through your subsequent discussions with Boston USAO, did not provide you with enough information to estimate and disclose the reasonably possible loss or range of loss in excess of any amount previously accrued. Further, please tell us the separate amounts accrued for each of these two cases at December 31, 2010.

Response:

As described in our previous response, on February 14, 2011, the Company’s outside counsel with respect to the Boston USAO HIPAA subpoena, with representatives from the Company, made a presentation to the Boston USAO. As part of this presentation, counsel stated to the Boston USAO that it was prepared to recommend to the Company (including its board of directors) that the Company make an offer to resolve potential criminal charges and civil liabilities with respect to the matters being investigated by the Boston USAO (including the Bierman qui tam matter). The resolution scenario discussed was expressly conditioned on various terms, including, among other things, the following: (1) receiving approval from the Office of Inspector General of the U.S. Department of Health and Human Services (“HHS-OIG”) that the resolution would not preclude the Company’s businesses from continuing to participate in federal government reimbursement programs; (2) receiving approval of all of the terms of the settlement by the Company’s lenders; and (3) a global resolution of the government investigation and pending qui tam action.

Mr. Jeffrey Jaramillo

September 16, 2011

The resolution scenario discussed also included a methodology for analyzing a calculation of applicable damages and penalties, both by stipulating what conduct would form the basis of such calculations, and what multiplier would be applied based on a scoring of culpability factors. Based on the application of amounts to each of the foregoing criteria and subject to the satisfaction of the various conditions expressly noted, the total criminal and civil fines, penalties and other liabilities that would be calculated in connection with such methodology would have totaled approximately $11.4 million. This methodology and the related results were discussed with the Boston USAO in efforts to develop a methodology that could be formally considered by both parties.

As described in our prior response, during the February 14, 2011 meeting, the Boston USAO expressed disagreement with material elements of the general framework to the resolution scenario discussed (e.g., the entity or entities that would potentially plea, the specific criminal charge, and whether a plea to such charge by such entity would preclude the Company’s businesses from continuing to participate in federal government reimbursement programs), but did not otherwise specifically propose its own framework for consideration and discussion at that time.

At the conclusion of the February 14, 2011 meeting, based on discussions with its counsel, the Company’s management did not believe that the Boston USAO was then willing to agree to several material elements of the framework, including in particular, the entity or entities that would potentially plea, the specific criminal charge, and whether a plea to such charge by such entity would preclude the Company’s businesses from continuing to participate in federal government reimbursement programs. In practice, the latter condition in particular was one that was not considered negotiable by the Company. As a result, as of March 3, 2011, when the 2010 Form 10-K was filed, the Company’s management did not believe that a voluntary settlement on mutually acceptable terms was then likely in the near future, and there was a realistic possibility in the view of the Company’s management that the matter would have to be litigated to trial, in which case the Company would have sought an outcome with no liability. As such, the $11.4 million or any other amount calculated based on the methodology described above did not represent a loss contingency which under ASC 450-20-25 was both probable and estimable, nor did it represent a minimum estimate of a range of probable loss to be accounted for under ASC 450-20-25-5 and ASC 450-20-30-1. Accordingly, the Company did not accrue any losses with respect to these matters at December 31, 2010.

Mr. Jeffrey Jaramillo

September 16, 2011

Based on the status of the investigation as of March 3, 2011, the Company’s management was unable to assess what specific criminal and/or civil charges might have been brought by the Boston USAO in connection with this matter were it to be resolved through a settlement or otherwise. Furthermore, the specific conduct that would be alleged to have been committed, and what level of culpability would be applied to the Company with respect to such conduct, was unknown. In addition, the Company was not at such time prepared to admit or concede any liability were the matter to proceed to trial. In view of the foregoing, the Company’s management believed that the ultimate resolution of the matter were it to proceed to trial was unknowable, and involved a possible range of liability that was unquantifiable due the number of unknown elements of any potential government case and the many variables that can affect litigation. As such, the Company’s management did not believe that a reasonable estimate of possible loss, or a range of possible loss as contemplated under ASC 450-20-50-4 could then be made. Consequently, the Company did not disclose a reasonable estimate of possible loss or range of possible loss in the notes to its consolidated financial statements as of December 31, 2010.

* * * * * * * *

Mr. Jeffrey Jaramillo

September 16, 2011

If you have any questions or would like further information concerning the foregoing, please do not hesitate to contact the undersigned at (214) 937-2000. Thank you for your assistance.

Sincerely,

/s/ Brian Mc Collum

Brian McCollum
Chief Financial Officer and Senior Vice President of Finance
Orthofix International N.V.

Cc:	Dennis Hult, Staff Accountant Martin James, Senior Assistant Chief Accountant